KW 3/20/14

SEC Mail Processing Section MAR 07 2014 Washington DC 405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14048278

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 07 2014 Washington DC 405

SEC FILE NUMBER
8- 69206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Digital Offering LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Campus Drive, Suite 108

(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon McBean, Chief Executive Officer and Chief Financial Officer 866-209-1955

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000 (Address) New York (City) New York (State) 10119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CD 3/25/14

OATH OR AFFIRMATION

I, Gordon McBean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Digital Offering LLC, as of February 25, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer & Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Please see the attd. 'Jurat!

JURAT

State of California

County of Orange } SS.

Subscribed and sworn to (or affirmed) before me on this 6th day of March, 2014, by William Gordon McBean, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

SURBHI LOHIA
COMM. # 2025031
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JUNE 14, 2017

Surbhi Lohia

NOTARY'S SIGNATURE

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER ______________ TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: ______________

DESCRIPTION OF ATTACHED DOCUMENT

Securities & Exchange Commission

TITLE OR TYPE OF DOCUMENT

Annual Audited Report
Form X-17A-5

NUMBER OF PAGES

March 6, 2014

DATE OF DOCUMENT

OTHER

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

RIGHT THUMBPRINT OF SIGNER

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DIGITAL OFFERING LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013

DIGITAL OFFERING LLC

YEAR ENDED DECEMBER 31, 2013

Table of Contents

Independent Auditors' Report	1 - 2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 11
Supplemental Information	
Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	12
Independent Auditors Report on Internal Control Required by SEC Rule 17a-5	13 - 14
Independent Accountants' Report on Applying Agreed Upon Procedures to an Entity's SIPC Assessment or Remediation	15 - 16

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Suite 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Digital Offering LLC
Newport Beach, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Digital Offering LLC as of December 31, 2013, and the related statement of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Members of
Digital Offering LLC

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Offering LLC as of December 31, 2013 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the accompanying schedule required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause LLP

New York, New York
February 25, 2014

DIGITAL OFFERING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	713,457
Prepaid expenses and other current assets		30,271
Total Current Assets		743,728
Property, Plant and Equipment, net		6,999
Intangible assets, net		4,297
TOTAL ASSETS	**$**	**755,024**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Deposits	$	35,000
Accrued expenses		2,108
Payroll tax liabilities		10,367
Due to member		1,191
Total Current Liabilities		48,666
COMMITMENTS		
MEMBERS' EQUITY		
Members' Equity		1,061,352
Accumulated deficit		(354,994)
Total Members' Equity		706,358
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**755,024**

The accompanying notes are an integral part of these financial statements.

DIGITAL OFFERING LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE	$ -
OPERATING EXPENSES	
Amortization	500
Bank Service Charges	245
Computer Supplies	3,677
Depreciation	307
Dues and Subscriptions	76
Filing and Transfer fee	2,797
Guarantee salary - members	140,000
Insurance	8,447
IR & public cost	1,815
Legal Fees	279
Meals and Entertainment	1,714
Office Expenses	4,588
Payroll expenses	79,957
Payroll Taxes	7,265
Postage & courier	455
Professional Fees	27,000
Regulatory Fees	35,920
Rent & Occupancy Costs	6,050
Stationery & Printing	816
Telephone and Internet	6,887
Training & Examination	541
Travel and Lodging	8,898
Total Administrative Expenses	338,234
OPERATING LOSS	**(338,234)**
OTHER INCOME	
Interest Income	488
LOSS BEFORE PROVISION FOR INCOME TAXES	**(337,746)**
Provision for Income Taxes	-
NET LOSS	**$ (337,746)**

The accompanying notes are an integral part of these financial statements.

DIGITAL OFFERING LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (337,746)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	807
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Prepaid expenses and other current assets	(28,000)
Increase (decrease) in liabilities:	
Deposits	35,000
Accrued expenses	2,108
Payroll tax liabilities	10,367
Due to member	(739)
Net Cash Used in Operating Activities	(318,203)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property, plant and equipment	(7,306)
Website development acquisition costs	(4,797)
Net Cash Used in Investing Activities	(12,103)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	35,250
Private placement - sale of 333,700 membership units	1,001,102
Net Cash Provided By Financing Activities	1,036,352
Increase in Cash and Cash Equivalents	706,046
CASH AND CASH EQUIVALENTS, Beginning of Year	7,411
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 713,457
Supplemental Cash Flow Information:	
Cash Paid For Interest	$ -
Cash Paid For Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Organization

Digital Offering LLC ("DO" or the "Company") was formed on July 13, 2012 as a corporation in the State of Delaware. On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company, by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The duration of the Company is perpetual, unless dissolved pursuant to the provisions of the limited liability company operating agreement. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is member of the Financial Industry Regulatory Authority ("FINRA").

There are 5 million authorized member units in the Company with each member being allocated profits and losses on a proportional basis. Each member has equal member rights in the Company. As of December 31, 2013, 3,000,700 units are outstanding.

The Company operates an online platform ("platform") that facilitates the private placement of debt and equity securities by both private companies and public companies. The platform provides issuers with the opportunity to market and sell their securities through placement agents to a broad base of accredited investors or other qualified investors who subscribe to DO's platform. Other placement agents can join the platform and are able to manage the private placement marketing process, increase investor demand and track information flow for regulatory and compliance purposes. The Company, as an introducing broker-dealer, earns commission income from private placement transactions when the private placement transaction closes.

Strategic Alliance Agreement

On January 3, 2013, the Company entered into a Strategic Alliance Agreement with Mr. Peter D. Schiff and Euro Pacific Capital, Inc ("Euro Pacific"). Mr. Peter D. Schiff and Euro Pacific will market the Company support on the Company's technology platform to its customer base and distribution network for 3 years term.

Regulations

The Company is registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action including fines. There are no violations to disclose at December 31, 2013 and to the date of issuance of these accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

2. Summary of Significant Accounting Policies – continued

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company's cash balances exceeded the current insured amounts under the Federal Deposit Insurance Corporation. The Company has incurred no losses for the year ended December 31, 2013.

Property, Plant and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures that extend the life, increase the capacity, or improve the efficiency of property and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is recognized using the straight-line method over the following approximate useful lives:

	Estimated Useful Life
Furniture and Fixtures	5 years

Long-lived assets

The Company accounts for the carrying values of long-lived assets by evaluating the future cash flows (undiscounted and without interest charges) expected to be realized from the use of the asset and its eventual disposition. If the sum of the expected future cash flows from an asset is less than the carrying value, an impairment loss will be recognized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue

The Company, as an introducing broker-dealer, earns commission income from private placement transactions when the private placement transaction closes. Commissions are earned when the terms of the offering are met and the offering is closed and cash has been received from the accredited investors.

Deferred revenue represents unearned commission revenue received in advance of the closing of a transaction with accredited investors.

Advertising costs

Advertising costs are expensed when incurred. There were no advertising costs for the year ended December 31 2013.

2. Summary of Significant Accounting Policies – continued

Income Taxes

On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The Company filed a 2012 and will file a 2013 short period corporate tax return. These tax years are open to IRS examination.

As a limited liability company, the Company is taxed as a partnership and is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. The Company had a net loss for 2013. No provision or liability for income taxes has been included in the accompanying financial statements.

The Company adopted the provisions of FASB ASC 740-10 "Uncertainty in Income Taxes". The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of December 31, 2013, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements.

Subsequent Events

Management has evaluated subsequent events through February 25, 2014, the date the financial statements were available to be issued, for inclusion or disclosure in the financial statements.

Recently Accounting Pronouncements

Recent accounting pronouncements issued by FASB (including EITF), the AICPA and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

3. Property, Plant and Equipment

Property, plant and equipment, is summarized as follows:

	Estimated Useful Lives	2013
Furniture and Equipment	5 years	$ 7,306
Less Accumulated Depreciation and Amortization		(307)
Net Book Value		$ 6,999

Depreciation expense for the year ended December 31, 2013 was $307.

4. Intangible Assets – Website Development Costs

At December 31, 2013 the Company capitalized a total of $4,797 of website development costs, net of $500 of accumulated amortization expense as of December 31, 2013. The Company amortizes its website development costs over its estimated useful life of three years. Amortization expense for the year ended December 31, 2013 was $500.

5. Deposits

The Company's clients, upon signing an agreement with the Company to raise capital for them, pay a refundable deposit or advance funds for certain expenses to be incurred by the Company. These expenses are primarily expenses incurred in preparing various offering materials for the clients. These advances are offset against these expenses as they are incurred by the Company. There were no reimbursed expenses due to the Company from the Company's clients at December 31, 2013.

6. Due to Member

The amount due to member is unsecured, interest free and payment is on demand. The amount due to one member at December 31, 2013 is for unreimbursed travel expenses.

7. Members' Equity

On July 13, 2012, the Company allotted 200 shares of Common Stock, par value $0.001 per share each to 3 shareholders, Mr. William Gordon McBean, Mr. Louis A. Bevilacqua and Mr. Chris Cruttenden at $25 per share. Additional common shares were issued pursuant to an Intellectual Property Assignment Agreement and Application Service Provider Agreement.

During the year ended December 31, 2013, the Company approved to issue 1,667 shares of the Common Stock, $0.001 par value per share at $15 per share to Mr. Peter D. Schiff for proceeds of $25,000.

Immediately following the issuance to Mr. Peter D. Schiff of the 1,667 shares of Common Stock, total number of shares of the Company was 2,667 shares of Common Stock, including 1,000 shares of Common Stock to Digital Offering's 3 founders and the 1,667 shares of Common Stock sold to Mr. Schiff.

Intellectual Property Assignment

On July 13, 2012, the Company entered into an Intellectual Property Assignment Agreement with William Gordon McBean. Mr. McBean ('Assignor') assigned Intellectual Property to the Company in consideration of the issuance of 300 shares of the Common Stock, $0.001 par value per share at $25 per share. The Assignor assigned the Company all technology, business plans, business models, financial models, trademarks, trade secrets and other proprietary information related to the business currently known as "Digital Offering, Inc." that was owned by Assignor. This $7,500 amount was expensed in the statement of operations for the period ended December 31, 2012. This intellectual property received was placed in service by the Company in 2012.

Application Service Provider Agreement

On July 13, 2012, the Company entered into an Application Service Provider Agreement with NetChemistry. NetChemistry provides Web browser-based systems under the trade name "ASP Modular Platform" or "APM" which it provided on a subscription basis as an Application Service Provider ("ASP") to the Company for a 5 year term in consideration of the issuance of 100 shares of the Company's Common Stock, $0.001 par value per share at $25 per share. This amount was recorded in prepaid expenses and is amortized over 60 months from July 13, 2012, the effective date of agreement.

Conversion to LLC

On April 10, 2013, the Board of Directors of the Company approved and resolved that the Company be converted into a Delaware limited liability company under the name Digital Offering LLC, pursuant to a Plan of Conversion to be entered into by the Company, and in connection with which, each outstanding share of Common Stock was automatically converted into 1,000 membership interest units of the Company ("Units").

Plan of Conversion to be entered into by the Company, and in connection with which, each outstanding share of Common Stock was automatically converted into 1,000 membership interest units of the Company ("Units").

Each outstanding share of the capital stock of Digital Offering Inc. was converted into 1,000 Units of the Company such that all 2,667 shares of Common Stock, par value $0.001 per share that were outstanding immediately prior to the Conversion, were converted into, in the aggregate, 2,667,000 Units of the Company held by 4 members.

Members also made an additional voluntary capital contribution to the Company in the aggregate amount of $10,250, with each member making a capital contribution equal to such member's pro rata share of the aggregate capital contribution.

Private Placement

On, May 3, 2013, the Board of Directors resolved that the Company and its members enter into a Private Placement to raise capital in an amount of at least $1 million on an all or nothing basis, and up to no more than $2 million, on a best efforts basis, through the issuance of the Company's Units at a price per Unit equal to $3.00 to accredited investors, pursuant to the terms and conditions of a subscription agreement to be entered into by and among the Company and the investors. The Company sold 333,700 Units for total proceeds of $1,001,102.

As of December 31, 2013, a total of 3,000,700 units of membership were held by 14 Members of the Company.

8. Commitments

Operating Lease – The Company entered into a lease agreement with a related party for its office space on November 1, 2013 for a two year term at $3,000 per month through October 31, 2015. Rent expense under this lease was $6,000 for the year ended December 31, 2013.

9. Net Capital Requirement

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31 2013, the Company had net capital of approximately $0.7 million, and the Company's aggregate indebtedness to net capital ratio was 0.07 to 1, as computed under SEC Rule 15c3-1.

DIGITAL OFFERING LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2013

Net Capital:			
Total Member's Equity			$ 706,358
Deductions and/or Charges:			
Property, Plant, and Equipment, net			(6,999)
Intangible assets, net			(4,297)
Net Capital			$ 695,062
Aggregate Indebtedness:			
Customer advances	$ 35,000		
Accrued expenses	2,108		
Payroll tax liabilities	10,367		
Due to member	1,191		
Total Aggregate Indebtedness		$ 48,666	
Computation of Basic Net Capital Requirement:			
Minimum Net Capital Required	A	$ 3,245	
Minimum Dollar Amount Required	B	$ 5,000	
Greater of A or B			$ 5,000
Excess Net Capital			$ 690,062
Net Capital - (Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required			$ 689,062
Ratio: Aggregate Indebtedness to Net Capital			0.070

All other reports required under SEC Rule 15c-3 are not applicable to the Company

Reconciliation with Computation included in Part IIA of FOCUS Report

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Company's computation filed with Part IIA of its FOCUS Report are not material in amount. Accordingly, no reconciliation is deemed necessary.

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Suite 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
Digital Offering LLC
Newport Beach, California

In planning and performing our audit of the financial statements of Digital Offering LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members of
Digital Offering LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management and ownership.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly Virchow Krause LLP

New York, New York
February 25, 2014

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Suite 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Digital Offering LLC
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Digital Offering LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting any differences. This procedure was not required since there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

To the Members of
Digital Offering LLC

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause LLP

New York, New York
February 25, 2014